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EXHIBIT 99.1

CONSOLIDATED SIX-YEAR REVIEW

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, RATIOS AND MISCELLANEOUS DATA)	2004	2003	2002	2001	2000	1999
Operating Results
Revenue	$5,270	3,949	3,091	3,194	3,916	2,808
Operating income (loss)	$264	(75)	(71)	(195)	414	305
Net income (loss)	$262	28	(81)	(128)	302	253
Total assets	$5,047	4,413	4,154	4,359	4,754	4,559
Capitalization
Current bank loans	$—	—	3	14	28	—
Long-term debt	1,516	1,101	1,212	1,508	1,423	1,525
Less: Cash and cash equivalents	(245)	(212)	(14)	(10)	(27)	(59)

Net debt	$1,271	889	1,201	1,512	1,424	1,466
Shareholders' equity	1,691	1,890	1,561	1,614	1,926	1,964

Total capitalization net of cash and cash equivalents	$2,962	2,779	2,762	3,126	3,350	3,430

Cash Flow Data
Plant, property and equipment additions	$242	130	71	168	440	620
Cash from operations	$346	15	359	278	351	395
Net debt additions (repayments)	$398	(157)	(307)	68	(72)	219
EBITDA	$561	223	195	35	602	460
Data per Common Share
Net income (loss)
— Basic	$2.91	(0.02)	(1.30)	(1.88)	3.00	2.35
— Diluted	$2.71	(0.02)	(1.30)	(1.88)	2.84	2.26
Common shareholders' equity at year-end(1)	$19.13	15.76	12.40	13.05	16.52	15.58
Ratios
Return (loss) on average common equity(2)	19.1%	(9.8)%	(14.5)%	(13.2)%	18.1%	7.4%
Net debt to total capitalization	42.9%	32.0%	43.5%	48.4%	42.5%	42.7%
Funds flow coverage of financial charges(3)	5.0x	2.5x	2.7x	1.7x	6.0x	4.2x
Miscellaneous Data
Employees at year-end	4,100	4,300	4,300	4,600	4,700	4,700
Closing share price
— TSX ($Cdn)	$56.70	35.04	28.89	30.75	28.10	28.25
— NYSE ($U.S.)	$47.30	26.95	18.30	19.27	18.81	19.31
Dividends and distributions
Common shares	$28	25	23	23	23	25
Preferred securities and shares	$10	29	31	33	36	36

(1)
Assumes the retractable preferred shares were exchanged for common shares, to a maximum of 8.5 million.
(2)
Net income (loss) to common shareholders divided by average common equity (excluding preferred securities and retractable preferred shares).
(3)
Funds from operations plus interest expense (net) less interest income divided by gross interest expense.

MANAGEMENT'S REPORT

To the Shareholders of NOVA Chemicals Corporation

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods, and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals' website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of this work have been subjected to audit by the shareholders' auditors. As at year-end, we have reported that internal control over financial reporting is effective and NOVA Chemicals has achieved U.S. Sarbanes-Oxley Act (SOX) 404 compliance one year in advance of requirements. In compliance with SOX 302, NOVA Chemicals' Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals' annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of non-management directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

/s/ Jeffrey M. Lipton	/s/ Larry A. MacDonald
Jeffrey M. Lipton President & Chief Executive Officer	Larry A. MacDonald Senior Vice President & Chief Financial Officer
February 16, 2005 Calgary, Canada

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2004, 2003, and 2002 and the Consolidated Statements of Income (Loss) and Reinvested Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2004, 2003, and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian Generally Accepted Accounting Principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NOVA Chemicals Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

February 16, 2005
Calgary, Canada

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited management's assessment, included on page 67 of this annual report, that NOVA Chemicals Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NOVA Chemicals Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NOVA Chemicals Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on the COSO criteria.

We have also audited, in accordance with Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States), the 2004 Consolidated Financial Statements of NOVA Chemicals Corporation and our report dated February 16, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

February 16, 2005
Calgary, Canada

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND REINVESTED EARNINGS

(MILLIONS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS) YEAR ENDED DECEMBER 31	2004	2003	2002
Revenue	$5,270	$3,949	$3,091

Feedstock and operating costs	4,380	3,476	2,668
Depreciation and amortization	297	298	266
Selling, general and administrative	273	190	169
Research and development	48	45	39
Restructuring charges (Note 16)	8	15	20

	5,006	4,024	3,162

Operating income (loss)	264	(75)	(71)

Interest expense (net) (Note 8)	(96)	(89)	(87)
Equity in earnings of affiliate (Note 5)	—	39	5
Other gains and (losses) (Note 17)	177	92	59

	81	42	(23)

Income (loss) before income taxes	345	(33)	(94)
Income tax (expense) recovery (Note 18)	(83)	61	13

Net Income (Loss)	$262	$28	$(81)
Reinvested earnings, beginning of year	584	605	740
Change in accounting policy (Notes 2 and 21)	(7)	5	—
Common share repurchases (Note 12)	(155)	—	—
Stock options retired for cash (Note 14)	(13)	—	—
Common share dividends	(28)	(25)	(23)
Preferred securities dividends and distributions	(10)	(29)	(31)

Reinvested earnings, end of year	$633	$584	$605

Weighted-average number of common shares outstanding (millions)
— Basic	87	87	86
— Diluted	95	87	86
Net income (loss) per common share (Note 12)
— Basic	$2.91	$(0.02)	$(1.30)
— Diluted	$2.71	$(0.02)	$(1.30)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(MILLIONS OF U.S. DOLLARS) DECEMBER 31	2004	2003	2002
Assets
Current assets
Cash and cash equivalents	$245	$212	$14
Accounts receivable (Note 3)	567	316	249
Inventories (Note 4)	634	392	321

	1,446	920	584
Investments and other assets (Note 5)	147	157	537
Plant, property and equipment, net (Note 6)	3,454	3,336	3,033

	$5,047	$4,413	$4,154

Liabilities and Shareholders' Equity
Current liabilities
Bank loans	$—	$—	$3
Accounts payable and accrued liabilities (Note 7)	808	587	562
Long-term debt due within one year (Note 8)	100	—	1

	908	587	566
Long-term debt (Note 8)	1,416	1,101	1,211
Deferred credits (Note 9)	355	249	205
Future income taxes (Note 18)	677	586	611

	3,356	2,523	2,593

Shareholders' Equity
Preferred securities (Note 10)	—	383	383
Retractable preferred shares (Note 11)	198	198	198
Common shares (Note 12)	499	493	484
Contributed surplus (Note 13)	8	—	—
Cumulative translation adjustment	353	232	(109)
Reinvested earnings	633	584	605

	1,691	1,890	1,561

	$5,047	$4,413	$4,154

Contingencies and commitments (Notes 8, 11, 22 and 24)

See accompanying Notes to Consolidated Financial Statements.

On behalf of the board:
/s/ Kerry L. Hawkins	/s/ Jeffrey M. Lipton
Kerry L. Hawkins Director	Jeffrey M. Lipton Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

(MILLIONS OF U.S. DOLLARS) YEAR ENDED DECEMBER 31	2004	2003	2002
Operating Activities
Net income (loss)	$262	$28	$(81)
Depreciation and amortization	297	298	266
Future income tax expense (recovery) (Note 18)	38	(78)	8
Other gains (Note 17)	(177)	(92)	(39)
Stock option expense	4	—	—
Equity in earnings of affiliate	—	(39)	(5)
Methanex dividends received	—	14	4
Asset writedowns	—	9	—

Funds from operations	424	140	153
Changes in non-cash working capital (Note 19)	(78)	(125)	206

Cash from operations	346	15	359

Investing Activities
Proceeds on sales of assets and investments and other capital transactions	225	564	82
Plant, property and equipment additions	(242)	(130)	(71)
Turnaround costs, long-term investments and other assets	(9)	(57)	(18)
Changes in non-cash working capital (Note 19)	(110)	7	—

	(136)	384	(7)

Financing Activities
Decrease in current bank loans	—	(3)	(11)
Proceeds on liquidation of swap positions	—	—	13
Long-term debt additions	400	—	—
Long-term debt repayments	(2)	(152)	(2)
Decrease in revolving debt	—	(2)	(294)
Preferred securities redeemed (Note 10)	(383)	—	—
Preferred securities dividends and distributions	(10)	(29)	(31)
Common shares issued for stock options	37	9	11
Common share repurchases (Note 12)	(188)	—	—
Stock options retired for cash (Note 14)	(18)	—	—
Common share dividends	(28)	(25)	(23)
Project advances from third parties (Note 19)	15	11	1
Changes in non-cash working capital (Note 19)	—	(10)	(12)

	(177)	(201)	(348)

Increase in cash and cash equivalents	33	198	4
Cash and cash equivalents, beginning of year	212	14	10

Cash and cash equivalents, end of year	$245	$212	$14

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION

NOVA Chemicals is incorporated under the laws of the Canada Business Corporations Act. Where used in these financial statements, "NOVA Chemicals" or "the Corporation" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The consolidated financial statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures.

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 25, "United States Generally Accepted Accounting Principles" (U.S. GAAP).

The Corporation measures and reports its consolidated financial statements in U.S. dollars.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies

Stock-Based Incentive Plans. On January 1, 2004, NOVA Chemicals adopted a new accounting standard related to stock-based compensation as prescribed by the Canadian Institute of Chartered Accountants (CICA). The recommendations require that the fair value of stock options be expensed over their vesting period. Previously, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of stock options was accounted for as equity transactions and no amounts were expensed. The Corporation adopted the accounting policy on a retroactive basis with no restatement of individual prior periods. Accordingly, on January 1, 2004, reinvested earnings was reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to earnings (loss) in 2002 and 2003 with respect to all options granted since January 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of options at the date of grant.

Derivative Financial Instruments. Effective January 1, 2004, NOVA Chemicals adopted the Canadian accounting standard that requires all derivative positions, except those that qualify for hedge accounting treatment, to be marked-to-market at each period end with any resulting gains or losses recorded in earnings (loss). NOVA Chemicals adopted the new accounting standard on a prospective basis. In accordance with the transitional provisions of the new accounting standard, $10 million of unrealized gains and $18 million of crystallized losses that existed on January 1, 2004 have been deferred on the consolidated balance sheet. These amounts will be recognized in income over the remaining term to maturity of the previously hedged transaction.

Cost of Service

Under the terms of certain sales agreements, the Corporation sold ethylene on a take-or-pay basis, for a price determined by a cost-of-service formula that included the cost of fuel and feedstock, operating expenses, depreciation, income taxes, return on capital and realized foreign exchange gains or losses in respect of debt service. The return on capital included a 20% after-tax return on equity based on a deemed debt to equity ratio. NOVA Chemicals' cost-of-service agreements expired on June 30, 2004.

Cash and Cash Equivalents

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents, and are recorded at cost, which approximates current market value.

Foreign Currency Translation

The Corporation's foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in the cumulative translation adjustment account (CTA) until there is a realized reduction of the investment in the foreign operations.

Hedging Activities

The Corporation sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations and issues short- and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce (hedge) the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity prices and interest rate risk. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in these exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Unrealized gains or losses on derivative instruments that do not qualify for hedge accounting are reflected in earnings (loss) each period as a result of the derivatives being marked-to-market. Gains or losses realized on settlement of derivative instruments qualifying for hedge accounting are recognized in income in the same period and the same income statement line item as the revenues or expenditures arising from the hedged transaction.

Gains or losses on termination or liquidation of derivative instruments qualifying for hedge accounting are deferred as current or non-current assets or liabilities on the balance sheet, as appropriate, and are amortized to income in the period in which the underlying hedged transaction is recognized. Gains or losses on termination or liquidation of derivative instruments that do not qualify for hedge accounting are recognized in earnings (loss) on termination or liquidation.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

Investments

Investments in affiliates, over which the Corporation exercises significant influence, but not control, are accounted for by the equity method. Under this method, the investment is carried at cost plus the related share of undistributed earnings, less dividends received. Other investments, except investments in joint ventures, are carried at cost.

Joint Ventures

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

Plant, Property and Equipment (PP&E)

NOVA Chemicals' PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset's value may not be recoverable. If it is determined that an asset's undiscounted cash flows are less than its carrying value, the asset is written down to its net realizable value.

Depreciation

Plant and equipment are depreciated on a straight-line basis at annual rates ranging from 3% to 40%. These rates are designed to write-off the assets to their salvage values over their estimated useful lives. The Alberta cost-of-service ethylene plants and the hydrogen plant were depreciated over the lives of the related sales agreements.

Deferred Start-Up Costs

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date of commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized over a five-year period, commencing on the date of commercial service.

Income Taxes

Cost-of-service activities operated under billing structures that allowed NOVA Chemicals to recover related income tax costs from customers based on the taxes-payable method. NOVA Chemicals recorded income tax expense on these operations equal to recoverable amounts. All cost-of-service agreements expired on June 30, 2004.

For non-cost-of-service operations, the liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Under the liability method, future income taxes are also provided on the difference between the accounting and tax basis of equity investments. One of these differences results from recording equity earnings (losses) for accounting purposes. Accordingly, income tax expense (recovery) is provided on equity earnings (losses).

Asset Retirement Obligations

In 2003, NOVA Chemicals adopted the new accounting standard related to asset retirement obligations as prescribed by the CICA. The new recommendations change the method for recognition of liabilities associated with the retirement of plant, property and equipment. The liabilities are initially recorded at their estimated fair value, based on a discounted value of the expected costs to be paid when the assets are retired. The amount is added to the carrying values of the assets and depreciated over the estimated remaining lives of the assets. The liability increases each period as the amount of the discount decreases over time. The resulting expense is referred to as accretion expense and is included in operating expenses. The liability is also adjusted for any changes in the estimated amount or timing of the underlying future cash flows. The Corporation's asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. Costs will be incurred for activities such as dismantling, demolition and disposal of facilities and equipment, and remediation and restoration of sites.

A change in accounting policy generally requires retroactive restatement of financial statements presented for prior periods, however, as the effect of these new recommendations was less than $1 million for each prior period, reinvested earnings at January 1, 2003 was increased for the $5 million cumulative effect on adoption.

Employee Future Benefits

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as the employees provide services. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. For purposes of calculating the expected return on plan assets, pension assets are revalued at fair value. Liabilities are measured at market discount rates.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

Stock-Based Compensation

The Corporation uses the fair-value method of accounting for equity-settled stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options, or reinvested earnings upon cancellation or retirement of options.

The Corporation uses the liability method of accounting for cash-settled stock-based compensation awards granted to employees, such as equity appreciation units and restricted stock units. Units granted and vested are marked-to-market each period based on the value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded through earnings over the vesting period, or for vested units as such changes arise.

Deferred Share Unit Plans

Units issued under these Plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide service. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals' common stock value are amortized on a straight-line basis over the estimated average remaining service lifetime of individuals participating in the Plans.

Earnings Per Share

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

Securitizations

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser. Transactions recorded in this manner result in the removal of the sold assets from the Corporation's balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

Revenue Recognition

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement, title or risk of loss has been transferred, and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

Research and Development

Expenditures associated with research and development activities are expensed as incurred.

Investment Tax Credits

The Corporation accounts for investment tax credits using the cost reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of net income for the period.

Measurement Uncertainty

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign currency exchange rates, interest rates, changes in economic conditions and regulatory changes.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3.     ACCOUNTS RECEIVABLE

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Trade	$382	$239	$173
Proceeds receivable(1)	110	—	—
Other	79	73	53
Allowance for doubtful accounts(2)	(10)	(7)	(8)

	561	305	218
Income taxes receivable	6	11	31

	$567	$316	$249

(1)
The Corporation recorded final resolution of a tax dispute related to the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982. An amount of $110 million will be received from an affiliate of a company in which the Corporation previously had an interest.
(2)
The Corporation's special purpose entity maintained an allowance for doubtful accounts of $nil million at December 31, 2004 (2003 — $5 million and 2002 — $5 million) related to securitized trade receivables.

Accounts Receivable Securitizations

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis plus a margin that varies with the Corporation's credit rating. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As collections reduce previously sold interests, new accounts receivable are sold, to a maximum amount equal to the lesser of eligible receivables or $250 million (2003 and 2002 — $195 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates, and other non-cash reductions). During 2004, the Corporation amended its securitization program to extend the maturity to April 2007 and to increase the size of the facility from $195 million to $250 million.

Information regarding the Corporation's securitization programs is as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2004	2003	2002
Amount sold at end of year(1)	$250	$177	$163
Loss, dilution and other reserves (as a % of eligible accounts receivable)	16%	18%	17%
Interest expense, net of servicing fees	$4	$3	$4

(1)
At December 31, 2004, $nil million (2003 — $nil million and 2002 — $11 million) is reflected in accrued liabilities as an amount repayable under the facility due to decreases in accounts receivable balances (see Note 7).

One of the Corporation's securitization agreements involves the use of a special purpose entity (SPE). Information regarding the cash flows between the Corporation and the SPE are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Proceeds from (repayment of) new securitizations	$73	$14	$(6)
Proceeds from collections reinvested in revolving period securitizations(1)	$1,646	$1,406	$1,289
Servicing fees received	$2	$2	$2
Other cash flows received	$452	$306	$74

(1)
Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

4.     INVENTORIES

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Materials and supplies	$47	$46	$39
Raw materials	255	170	121
Finished goods	332	176	161

	$634	$392	$321

5.     INVESTMENTS AND OTHER ASSETS

	2004		2003		2002
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	INVESTMENT	EQUITY EARNINGS	INVESTMENT	EQUITY EARNINGS	INVESTMENT	EQUITY EARNINGS
Methanex Corporation(1)	$—	$—	$—	$39	$399	$5
Other investments(2)	28	—	28	—	27	—
Other assets(3)	119	—	129	—	111	—

	$147	$—	$157	$39	$537	$5

(1)
In 2002, equity earnings include a $33 million before-tax charge, representing NOVA Chemicals' share of Methanex's restructuring charges. And $14 million of dividends received in 2003, and $4 million received in 2002 were recorded as reductions in the Corporation's investment.
(2)
Includes an investment of $15 million (2003 — $15 million and 2002 — $15 million) in a special purpose entity with respect to the accounts receivable securitization program described in Note 3.
(3)
See schedule of Other Assets on page 81.

Methanex Corporation

In June 2003, the Corporation sold its equity investment in Methanex Corporation for net proceeds of $441 million. This resulted in a before-tax gain of $29 million and an after-tax gain of $61 million. The sale was completed with no cash taxes payable and accordingly, a previously recorded income tax provision of $32 million was taken into income at the time of the sale. The Corporation has no remaining equity interest in Methanex.

Other Assets

Other assets are comprised of the following:

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Restricted cash on retractable preferred shares (Note 11)	$65	$65	$45
Deferred debt issue costs(1)	20	18	17
Deferred start-up costs(2)	5	12	14
Prepaid pension	5	—	—
Other	24	34	35

	$119	$129	$111

(1)
Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments.
(2)
Start-up costs consist of the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets, at Joffre, Alberta.

Petrochemical Joint Ventures

NOVA Chemicals owns a 50% interest in an ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. Prior to December 2004, the Corporation also held a 33.3% interest in an ethane gathering system in Alberta.

The following is summarized financial information for NOVA Chemicals' interests in these joint ventures:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Revenue	$260	$216	$171
Operating expenses, depreciation and income taxes	(236)	(204)	(161)

Net income	$24	$12	$10

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Current assets	$37	$21	$21
Plant, property and equipment and other assets	522	556	489
Current liabilities	(26)	(29)	(22)
Long-term liabilities	(33)	(33)	(28)

Venturers' equity	$500	$515	$460

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Cash inflows (outflows) from:
Operating activities	$43	$51	$34
Financing activities	$(2)	$(5)	$(1)
Investing activities	$36	$(9)	$(8)

In December 2004, the Corporation sold its 33.3% interest in an ethane gathering system in Alberta for cash proceeds of $78 million, resulting in a before-tax gain of $53 million ($40 million after-tax).

NOVA Chemicals also owned a 50% interest in the Fort Saskatchewan Ethylene Storage Limited Partnership, which was sold in June 2003 for net cash proceeds of $123 million, resulting in an after-tax gain of $64 million. The total before-tax gain on this transaction was $114 million, of which $38 million was deferred and is being recognized in earnings over the 20-year storage contract with the new owners.

The Corporation's 20% interest in the Cochin Pipeline was sold in January 2002 for cash proceeds of $64 million, resulting in a before-tax gain of $59 million (after-tax gain of $36 million).

6.     PLANT, PROPERTY AND EQUIPMENT

DECEMBER 31 (MILLIONS OF DOLLARS)	2004(1)	2003	2002
Plant and equipment	$5,962	$5,638	$4,847
Land	35	35	32
Under construction	351	169	55

	6,348	5,842	4,934
Accumulated depreciation	(2,894)	(2,506)	(1,901)

Net book value	$3,454	$3,336	$3,033

(1)
See Note 8 for discussion of security provided on the committed credit facility.

During the year, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred and is being amortized to income over the term of the pipeline transportation agreement, which expires in 2016.

During 2002, the Corporation sold and leased back certain buildings for total proceeds of $13 million, resulting in an after-tax gain of $3 million. The gain realized on the sale has been deferred and is being amortized to income over the remaining term of the lease, which expires in 2020.

7.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Accounts payable
Trade	$581	$406	$350
Other	38	25	25

	619	431	375

Accrued liabilitites
Pension and post-retirement benefit obligations	40	20	—
Interest	30	18	22
Dividends	7	6	6
Deferred gains on interest rate swaps(1)	7	7	—
Site clean-up and restoration	4	4	3
Deferred commodity hedging gains(2)	2	9	8
Accounts receivable securitization programs(3)	—	—	11
Deferred credit on hedges of former economic exposures	—	—	3
Trade accruals and other	99	92	134

	189	156	187

	$808	$587	$562

(1)
Represents the portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps to be recognized within one year (see Notes 9 and 24).
(2)
Represents the portion of deferred gains realized on liquidation of natural gas option positions to be recognized within one year (see Notes 9 and 24).
(3)
Represents amounts repayable pursuant to the Corporation's accounts receivable securitization programs (see Note 3).

8.     LONG-TERM DEBT

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)		2004		2003		2002
	MATURITY	DEBT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE(1)	DEBT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE(1)	DEBT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE(1)
Unsecured debentures and notes	2005 - 2028	$933	7.1%	$518	7.5%	$633	7.3%
Medium-term notes	2006 - 2009	550	7.0%	550	4.7%	550	6.0%
Other(2)	2004 - 2020	33	6.2%	33	6.0%	29	6.2%

		1,516		1,101		1,212
Less installments due within one year		(100)		—		(1)

		$1,416		$1,101		$1,211

(1)
Weighted-average year-end interest rates include the effects of interest rate swaps (see Note 24).
(2)
Composed primarily of non-recourse joint venture secured debt (2004 — $33 million, 2003 — $33 million, and 2002 — $28 million). Security is limited to NOVA Chemicals' net investment in the Joffre co-generation joint venture.

Unsecured Debentures and Notes

On January 13, 2004, the Corporation issued $400 million of 6.50% Senior Notes due 2012. The net proceeds were used to redeem the Corporation's preferred securities (see Note 10). On August 15, 2003, NOVA Chemicals redeemed at par its $150 million of 7% debentures maturing August 15, 2026 from available cash, in accordance with the terms of the debenture.

The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation. Terms of the outstanding unsecured debentures and notes are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)		2004	2003	2002
MATURITY	STATED INTEREST RATE (%)
2005(1)	7.0	$100	$100	$100
2010(2)	7.85	208	193	158
2012(3)	6.5	400	—	—
2025(4)	7.875	100	100	100
2026	7.0	—	—	150
2028(5)	7.25	125	125	125

		$933	$518	$633

(1)
Not redeemable by the Corporation or the holders prior to maturity in September 2005.
(2)
$250 million Canadian; callable at the option of the Corporation at any time.
(3)
Callable at the option of the Corporation at any time.
(4)
Callable at the option of the Corporation on or after September 15, 2005.
(5)
Redeemable at the option of the holders on August 15, 2008.

Secured Loan

The Corporation has a committed credit facility from a syndicate of Canadian and U.S. banks. The facility provides for a floating-rate revolving line of credit and the issuance of letters of credit, to a maximum of $300 million. At December 31, 2004, the Corporation had utilized $57 million of this facility in the form of letters of credit. The facility expires in April 2007 and is secured by $1.2 billion (2003 — $1.2 billion) in net book value of assets in Canada, including real estate.

At December 31, 2004, NOVA Chemicals was in compliance with all required financial covenants under the credit facility.

Medium Term Notes

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt of the Corporation. The $300 million of 7% notes are due in May 2006 and are not redeemable by the Corporation or the holders prior to maturity. The $250 million of 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time. As described in Note 24, the Corporation has a floating-for-fixed interest rate swap on the $300 million of 7% notes due in May 2006.

Repayment Requirements

Repayment requirements in respect of long-term debt are as follows:

(MILLIONS OF DOLLARS)
2005	$100
2006	304
2007	2
2008	2
2009	252
Thereafter	856

$1,516

Interest Expense

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Interest on long-term debt	$97	$84	$80
Interest on bank loans, securitizations and other	8	8	10

Gross interest expense	105	92	90
Interest capitalized during plant construction	(3)	—	—
Interest income	(6)	(3)	(3)

Interest expense (net)	$96	$89	$87

9.     DEFERRED CREDITS

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Pension and post-retirement benefit obligations	$88	$92	$91
Equity appreciation plan obligations (Note 14)	87	12	1
Deferred income	31	12	1
Deferred gain on sale of investment(1)	38	37	—
Site clean-up and restoration	23	27	27
Deferred share unit plan obligations	23	20	16
Deferred gain on sale of asset(2)	20	—	—
Deferred gains on interest rate swaps(3)	9	16	31
Deferred gain on sale of railcars	9	9	10
Restricted stock unit plan obligations (Note 14)	3	—	—
Deferred commodity hedging gains(4)	2	3	9
Other	22	21	19

	$355	$249	$205

(1)
Represents the long-term portion of a deferred gain realized on the sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership (see Note 5).
(2)
Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system (see Note 6).
(3)
Represents the long-term portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps (see Notes 7 and 24).
(4)
Represents the long-term portion of deferred gains realized on liquidation of natural gas options (see Notes 7 and 24).

10.   PREFERRED SECURITIES

On March 1, 2004 the Corporation redeemed its $172.5 million 9.04% and $210 million 9.50% preferred securities, which were due March 31, 2048 and December 31, 2047, respectively. Net proceeds from the issuance of Senior Notes were used to redeem the securities (see Note 8).

11.   RETRACTABLE PREFERRED SHARES

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. The preferred shares have a dividend rate of 2%. Holders of the retractable preferred shares have the right to exchange the shares (a retraction) for NOVA Chemicals' common shares (plus preferred shares if the market value of such common shares is less than $198 million).

Pursuant to the terms of the retractable preferred shares and related stockholder agreements, the Corporation has the right to call the retractable preferred shares on or after December 15, 2001 and repurchase the retractable preferred shares prior to any retraction into NOVA Chemicals' common shares. If the Corporation does not exercise its repurchase rights prior to March 15, 2007 the market-based exchange rate at which the retractable preferred shares may be retracted into NOVA Chemicals' common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of NOVA Chemicals' common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of NOVA Chemicals' preferred shares.

NOVA Chemicals also entered into a total return swap, which terminates on March 15, 2007, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals an amount equal to the fixed dividend on the retractable preferred shares; (ii) NOVA Chemicals pays the counterparty LIBOR plus a spread; (iii) NOVA Chemicals is obligated under the swap to provide initial margin (cash, government securities or a letter of credit) equal to 20% of the original notional amount of $191 million, which is currently satisfied by a letter of credit issued by a third party for which we pay a fee; (iv) NOVA Chemicals is also required to provide maintenance margin in the form of restricted cash for any negative changes in the equity value of the retractable preferred shares; and (v) the counterparty pays NOVA Chemicals for any positive changes in the equity value of the retractable preferred shares.

NOVA Chemicals has provided $65 million of restricted cash (see Note 5) to reduce the notional amount of the swap from $191 million to $126 million. As a result, prior to March 15, 2007, NOVA Chemicals can redeem the potentially dilutive security for an additional $126 million.

Beginning in 2004, changes in the equity value of the retractable preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 7% Senior Notes due 2005 and 7% Medium-Term Notes due 2006 issued by NOVA Chemicals (see Note 8).

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation's common shares is $12.00 U.S. or less, and upon certain other credit events, the counterparty will have the right to sell the retractable preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative).

Changes in Canadian accounting standards will require these preferred shares to be presented on the balance sheet as a liability beginning in 2005.

12.   COMMON SHARES

Authorized

Unlimited number of voting common shares without par value, non-voting first preferred shares, and non-voting second preferred shares. Currently only common shares are issued and outstanding.

Issued and Outstanding

	2004		2003		2002
(MILLIONS OF DOLLARS, EXCEPT NUMBER OF SHARES)
	SHARES	DOLLARS	SHARES	DOLLARS	SHARES	DOLLARS
Beginning of year	87,099,781	$493	86,527,812	$484	85,778,788	$472
Issued for cash on exercise of stock options	1,917,735	37	571,969	9	749,024	12
Issued on exercise of stock options as share appreciation rights(1)	185,377	—	—	—	—	—
Compensation cost of stock options exercised(2)	—	2	—	—	—	—
Repurchased(3)	(4,934,600)	(33)	—	—	—	—

End of year(4)	84,268,293	$499	87,099,781	$493	86,527,812	$484

(1)
See Note 14.
(2)
Under the fair value method of accounting for stock-based compensation, the compensation cost associated with options exercised is transferred from contributed surplus to common stock.
(3)
The Corporation repurchased 4,934,600 of its common shares with a carrying value of $33 million on the Toronto Stock Exchange for cash of $188 million.
(4)
Stated common share capital for legal purposes at December 31, 2004 is $1,685 million.

Shares Reserved for Future Issue

DECEMBER 31 (NUMBER OF SHARES)	2004	2003	2002
Under the employee incentive stock option plan(1),(2)	8,569,882	10,672,994	11,244,963
Under the director compensation plan	47,800	47,800	47,800
Under the terms of the retractable preferred share agreement (Note 11)	8,500,000	8,500,000	8,500,000

	17,117,682	19,220,794	19,792,763

(1)
Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 5,849,131 shares at prices ranging from $18.376 to $37.51 (Canadian $) per share with expiration dates between March 2, 2005, and July 15, 2014. A total of 2,720,751 common shares are reserved but unallocated. See Note 14 for further details regarding the plan.
(2)
A total of 13 million common shares was initially approved by shareholders for issuance under the employee incentive stock option plan.

Earnings Per Share

The following table outlines the calculation of basic and diluted net income (loss) per common share:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2004 BASIC	2004 DILUTED	2003 BASIC	2003 DILUTED	2002 BASIC	2002 DILUTED
Net income (loss)	$262	$262	$28	$28	$(81)	$(81)
Preferred securities dividends and distributions	(10)	(10)	(29)	(29)	(31)	(31)

Net income (loss) available to common shareholders — basic	$252	$252	$(1)	$(1)	$(112)	$(112)
Add back preferred dividends		6		—		—

Net income (loss) to common shareholders — dilutive		$258		$(1)		$(112)

Weighted-average common shares outstanding — basic	86.7	86.7	86.8	86.8	86.3	86.3
Add effect of dilutive securities:
Stock options		2.6		—		—
Retractable preferred shares		6.1		—		—

Weighted-average common shares outstanding — diluted(1)		95.4		86.8		86.3

Net income (loss) per common share	$2.91	$2.71	$(0.02)	$(0.02)	$(1.30)	$(1.30)

(1)
No retractable preferred shares and stock options have been excluded from the computation of diluted earnings per share for the year ended December 31, 2004 (2003 — 17 million, and 2002 — 17 million, as their impact would not be dilutive).

Shareholder Rights Plan

In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquires 20% or more of NOVA Chemicals' common shares. The plan expires in May 2009, but is subject to shareholder re-confirmation at the sixth annual meeting following the date of approval.

13.   CONTRIBUTED SURPLUS

On January 1, 2004, the Corporation adopted new accounting recommendations related to stock options (see Notes 2 and 14). The recommendations require that the fair value of stock options be expensed over their vesting period, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings.

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Beginning of year	$—	$—	$—
Accounting policy change (Note 2)	7	—	—
Stock option compensation cost	4	—	—
Transfers on exercise, retirement or cancellation of options	(3)	—	—

End of year	$8	$—	$—

14.   STOCK-BASED COMPENSATION

Employee Incentive Stock Option Plan

The Corporation may grant options to its employees for up to 13 million common shares. The exercise price of each option equals the closing market price on the Toronto Stock Exchange of the Corporation's common stock on the date of grant. Options may be exercised over a 10-year period and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

On January 1, 2004, the Corporation adopted new accounting recommendations related to stock options (see Note 2). The Corporation adopted the accounting policy on a retroactive basis with no restatement of individual prior periods. Accordingly, all options granted since January 1, 2002 are accounted for using the fair-value method. The recommendations require that the fair value of stock options be expensed over their vesting period and reflected in earnings as the related services are provided. The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Generally, options are settled by issuance of common shares. Occasionally, options may be retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings, net of related tax benefits. Options may also be settled periodically as share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled whereas options settled by other means are returned to the unallocated pool of options available for issue.

A summary of the status of the Corporation's employee incentive stock option plan as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

	2004		2003		2002
YEAR ENDED DECEMBER 31	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CANADIAN $)	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CANADIAN $)	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (CANADIAN $)
Outstanding at beginning of year	8,822,440	$26.791	8,625,532	$26.662	8,558,109	$25.648
Granted	271,300	$36.526	999,700	$25.788	855,900	$34.319
Exercised — settled in shares	(1,917,735)	$22.938	(571,969)	$23.525	(749,024)	$23.613
Exercised — retired for cash	(860,750)	$26.161	—	—	—	—
Exercised — settled in SARs(1)	(426,246)	$25.682	—	—	—	—
Cancelled	(39,878)	$30.284	(230,823)	$25.723	(39,453)	$30.713

Outstanding at end of year	5,849,131	$27.952	8,822,440	$26.791	8,625,532	$26.662

Exercisable at end of year	5,054,171	$27.613	7,414,052	$26.448	6,116,910	$25.159

(1)
Total shares issued to settle as SARs in 2004 was 185,377.

The following table summarizes information about employee incentive stock options outstanding at December 31, 2004:

RANGE OF EXERCISE PRICES (CANADIAN $)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE (CANADIAN $)	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE (CANADIAN $)
$18.376 - $21.225	421,101	1.5	$20.473	421,101	$20.473
$24.950 - $28.050	3,529,178	5.7	$26.251	3,088,217	$26.314
$30.750 - $37.510	1,898,852	5.7	$32.771	1,544,853	$32.158

	5,849,131			5,054,171

In 2004, the Corporation recognized total compensation cost in income of $4 million for stock-based employee compensation awards. Had compensation cost for stock options been determined and expensed based on the fair-value method in prior years, the following pro forma amounts would have resulted:

DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2003	2002
Compensation cost, net of tax	$2	$2

Net income (loss)
As reported	$28	$(81)
Pro forma	$26	$(83)

Loss per share — basic and diluted
As reported	$(0.02)	$(1.30)
Pro forma	$(0.04)	$(1.32)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted in 2004, 2003, and 2002:

WEIGHTED-AVERAGE ASSUMPTIONS		2004	2003	2002
Expected dividend yield	%	1.1	1.4	1.0
Expected volatility	%	34.0	36.7	39.1
Risk-free interest rate	%	2.70	4.20	3.38
Expected life	years	4.0	4.0	2.5
Fair value of options granted during the year	U.S.	$8.43	$5.34	$5.57

Equity Appreciation Plan

The Corporation has an equity appreciation plan in which units are granted to key employees. The redemption price of a unit is determined by the closing price of the Corporation's common shares on the date of grant. Units may be redeemed for cash over a 10-year period and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. The value of a unit on the redemption date is the difference between the price of the Corporation's common shares on that date and the redemption price.

At December 31, 2004, the mark-to-market value of the vested units was approximately $87 million (2003 — $12 million and 2002 — $1 million).

YEAR ENDED DECEMBER 31	2004		2003		2002
EQUITY APPRECIATION UNITS	UNITS	WEIGHTED-AVERAGE REDEMPTION PRICE (U.S. $)(1)	UNITS	WEIGHTED-AVERAGE REDEMPTION PRICE (CANADIAN $)	UNITS	WEIGHTED-AVERAGE REDEMPTION PRICE (CANADIAN $)
Outstanding at beginning of year	3,292,987	$18.92	1,836,841	$31.22	843,167	$27.69
Granted	942,600	$27.90	1,499,400	$25.78	1,012,950	$34.21
Redeemed	(410,694)	$19.37	(18,166)	$27.77	—	—
Cancelled	(23,750)	$21.65	(25,088)	$31.60	(19,276)	—

Outstanding at end of year	3,801,143	$21.08	3,292,987	$28.76	1,836,841	$31.22

Exercisable at end of year	2,149,390	$20.06	1,554,934	$29.22	751,210	$29.74

(1)
In February 2004 the definition of redemption price was amended to include New York Stock Exchange pricing, reflecting the intent and design of the plan to provide the value of the awards in U.S. currency for U.S. resident employees. Accordingly, the weighted-average redemption price at the beginning of the year has been restated to reflect the NYSE price.

The following table summarizes information about equity appreciation units outstanding at December 31, 2004:

EQUITY APPRECIATION UNITS	UNITS OUTSTANDING			UNITS EXERCISABLE
RANGE OF REDEMPTION PRICES (U.S. $)	NUMBER OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED- AVERAGE REDEMPTION PRICE (U.S. $)	NUMBER EXERCISABLE	WEIGHTED- AVERAGE REDEMPTION PRICE (U.S. $)
$17.42 - $21.72	2,857,751	7.3	$18.87	1,898,870	$19.08
$23.49 - $27.90	943,392	9.1	$27.80	250,520	$27.54

	3,801,143			2,149,390

Restricted Stock Unit Plan

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation's common shares on the vesting date and is paid to employees in cash. The value of the RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. The units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSU's is expensed over the vesting period and is marked-to-market.

At December 31, 2004, a total of 196,178 RSU's were outstanding (December 31, 2003 and 2002 — nil). The mark-to-market liability for the RSU plan was $3 million at December 31, 2004 ($nil million at December 31, 2003 and 2002).

15.   DEFERRED SHARE UNIT PLANS

Under the Corporation's Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis, prior to the relevant performance period, to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals' common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX, of NOVA Chemicals' common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned.

The units are exercisable upon retirement or termination from the Corporation. A summary of the status of the Corporation's deferred share unit plans as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

YEAR ENDED DECEMBER 31	2004		2003		2002
EMPLOYEE DEFERRED SHARE UNITS	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE (U.S. $)	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE (U.S. $)	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE (U.S. $)
Outstanding at beginning of year	434,243	$17.29	379,114	$16.97	352,393	$16.52
Earned	116,116	$27.27	55,129	$19.44	65,622	$19.14
Exercised	(41,766)	$27.21	—	$—	(38,901)	$16.53

Outstanding at end of year	508,593	$18.75	434,243	$17.29	379,114	$16.97

YEAR ENDED DECEMBER 31	2004		2003		2002
NON-EMPLOYEE DEFERRED SHARE UNITS	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE (U.S. $)	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE (U.S. $)	UNITS	WEIGHTED- AVERAGE EXERCISE PRICE (U.S. $)
Outstanding at beginning of year	79,676	$29.24	57,383	$29.90	44,040	$28.91
Earned	14,636	$37.50	22,293	$27.57	13,343	$33.16
Exercised	(14,374)	$34.57	—	$—	—	$—

Outstanding at end of year	79,938	$29.80	79,676	$29.24	57,383	$29.90

The amount expensed in aggregate related to the award of units was approximately $4 million (2003 — $3 million, and 2002 — $4 million).

16.   RESTRUCTURING CHARGES

During 2004, the Corporation provided for an additional $8 million before-tax ($5 million after-tax) in restructuring charges for additional dismantling costs related to the closure of its oldest and highest-cost polyethylene production line at the St. Clair River site, announced in 2003. During 2003, NOVA Chemicals recognized $15 million before-tax ($10 million after-tax) in restructuring costs related to asset writedown, severance, and other costs associated with this closure. The Corporation expects the restructuring actions related to the St. Clair River site to be substantially complete by the end of 2005.

Restructuring charges in 2002 related to organizational changes involving plant closures and idling, capital project cancellations, writedowns of certain non-productive assets and severance activities. All actions related to these restructuring activities have been substantially completed.

17.   OTHER GAINS AND LOSSES

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004		2003		2002
	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX
Gain on sale of 33.3% interest in Alberta
Ethane Gathering System (Note 5)	$53	$40	$—	$—	$—	$—
Tax related settlement(1)	122	101	—	—	—	—
Gain on sale of investment in Methanex Corporation (Note 5)	—	—	29	61	—	—
Gain on sale of 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership (Note 5)	—	—	76	64	—	—
Bayport charge(2)	—	—	(13)	(8)	—	—
Gain on sale of 20% interest in Cochin Pipeline (Note 5)	—	—	—	—	59	36
Other	2	2	—	—	—	—

	$177	$143	$92	$117	$59	$36

(1)
The Corporation recorded a gain in 2004 related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. $12 million was received in 2004 and an additional $110 million will be received from an affiliate of a company in which the Corporation previously had an interest.
(2)
NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer production facility and as a result, incurred a charge primarily related to the amount of property damage not covered by insurance.

18.   INCOME TAXES

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Income (loss) before income taxes	$345	$(33)	$(94)
Statutory income tax rate	33.87%	36.74%	39.24%

Computed income tax expense (recovery)	$117	$(12)	$(37)
Increase (decrease) in taxes resulting from:
Manufacturing and processing deduction	—	(2)	3
Lower effective foreign tax rates	2	19	8
Lower effective tax rate on equity in earnings of affiliate	—	(12)	(2)
Lower tax rates and higher recoveries on asset sales	(5)	(56)	—
Non-provision of future income taxes on cost-of-service operations(1)	4	9	8
Reduction in tax reserve(2)	(11)	(20)	—
Income tax rate adjustments(3)	(7)	15	—
Lower tax rate on gain related to tax settlement(4)	(21)	—	—
Other	4	(2)	7

Income tax expense (recovery)	$83	$(61)	$(13)

Current income tax expense (recovery)	$45	$17	$(21)
Future income tax expense (recovery)	38	(78)	8

Income tax expense (recovery)	$83	$(61)	$(13)

(1)
Certain agreements for cost-of-service operations provide for the recovery of income taxes from customers. These agreements expired June 30, 2004. While the agreements were in effect, the Corporation recorded income tax expense on these operations equal to the amounts recoverable under the agreements, resulting in no effect on net income. Some agreements limit the recoverable amount to current taxes payable. Accordingly, the provision for income taxes excluded future income tax recoveries relating to these operations. Cumulative unrecorded future income taxes payable amounted to $nil million at December 31, 2004 (2003 — $nil million and 2002 — $6 million).
(2)
NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2004 and 2003, determined that it was over-provided.
(3)
In 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded through a reduction of income tax expense. The Corporation recorded a similar item in 2003, however, rate increases resulted in a $15 million additional accrual to income tax liabilities.
(4)
The Corporation recorded a gain in 2004 related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.

The principal temporary difference in calculating future income taxes relates to deductions for tax purposes in respect of plant, property and equipment in excess of depreciation provided for in the accounts. Future tax liabilities resulting from these temporary differences have been reduced by the tax benefits associated with unused tax losses.

The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Income (loss) before income taxes
Canadian	$480	$98	$(35)
Foreign	(135)	(131)	(59)

	$345	$(33)	$(94)

Current income tax expense (recovery)
Canadian	$44	$14	$(17)
Foreign	1	3	(4)

	$45	$17	$(21)

Future income tax expense (recovery)
Canadian	$86	$(41)	$19
Foreign	(48)	(37)	(11)

	$38	$(78)	$8

Total income tax expense (recovery)	$83	$(61)	$(13)

19.   CHANGES IN NON-CASH WORKING CAPITAL

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Accounts receivable	$(251)	$(67)	$113
Inventories	(242)	(71)	(42)
Accounts payable and accrued liabilities	221	25	125

Changes in non-cash working capital	(272)	(113)	196
Reclassification and other items not having a cash effect	99	(4)	(1)

Changes in non-cash working capital having a cash effect	$(173)	$(117)	$195

These changes relate to the following activities:
Operating	$(78)	$(125)	$206
Investing	(110)	7	—
Financing(1)	15	1	(11)

(Increase) decrease in working capital	$(173)	$(117)	$195

(1)
Changes in non-cash working capital related to financing activities include project advances of $15 million (2003 — $11 million and 2002 — $1 million).

Interest and Income Tax Payments

Third-party interest payments were $95 million in 2004 (2003 — $100 million and 2002 — $86 million). Income tax payments (receipts) were $11 million in 2004 (2003 — $(28) million and 2002 — $(176) million).

20.   EMPLOYEE FUTURE BENEFITS

Pension Plans

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes. The Corporation funds the plans using a valuation based on the projected unit credit method and the plans' assets consist primarily of publicly traded equity and fixed income securities.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of bonds with terms to maturity that approximate the duration of the Corporation's pension liabilities. The Corporation uses a measurement date of December 31 for its pension and post-retirement plans.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	PENSION PLANS			POST-RETIREMENT PLANS
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)(1)
	2004	2003	2002	2004	2003	2002
Current service cost	$24	$21	$16	$2	$2	$2
Interest cost on projected benefit obligations	34	30	25	4	4	3
Actual (return) loss on plan assets	(45)	(50)	29	—	—	—
Prior service cost	—	—	1	—	—	—
Actuarial (gain) loss on accrued benefit obligations	25	25	2	(2)	9	—

Costs arising in the period	38	26	73	4	15	5
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Return on plan assets	14	24	(55)	—	—	—
Transitional (asset) obligation	(5)	(4)	(5)	1	1	—
Actuarial (gain) loss	(21)	(20)	(1)	3	(9)	1
Past service and actual plan amendments	2	1	1	—	—	—

Net defined benefit cost recognized	$28	$27	$13	$8	$7	$6

(1)
Certain prior year amounts have been restated to conform with the presentation adopted in 2004 due to new Canadian GAAP disclosure requirements.

The status of all significant defined benefit pension and post-retirement plans is as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	PENSION PLANS			POST-RETIREMENT PLANS
	2004	2003	2002	2004	2003	2002
Change in benefit obligations
Benefit obligation at beginning of year	$569	$430	$388	$69	$53	$50
Current service cost	24	21	16	2	2	2
Interest cost	34	30	25	4	4	3
Experience (gain) loss	25	24	(1)	7	10	—
Settlement/curtailment	—	(2)	(1)	—	(1)	—
Plan amendments	—	—	1	—	—	—
Business combination	—	—	2	—	—	—
Commuted value payments	(7)	—	—	—	—	—
Employee contributions	5	5	9	1	—	—
Medicare Act subsidy effect	—	—	—	(9)	—	—
Benefits paid	(21)	(20)	(19)	(3)	(2)	(2)
Foreign currency exchange rate loss	39	81	10	2	3	—

Net benefit obligation at end of year	$668	$569	$430	$73	$69	$53

Change in plan assets
Fair value of plan assets at beginning of year	$425	$312	$329	$—	$—	$—
Actual return (loss) on plan assets	45	50	(29)	—	—	—
Employer and employee contributions	32	20	22	3	2	—
Settlement/curtailment	—	(2)	(1)	—	—	—
Benefits paid	(28)	(20)	(19)	(3)	(2)	—
Foreign currency exchange rate gain	32	65	10	—	—	—

Fair value of plan assets at end of year	$506	$425	$312	$—	$—	$—

Funded status
Plan assets in deficiency of benefit obligation	$(162)	$(144)	$(118)	$(73)	$(69)	$(53)
Unrecognized net transitional (asset) obligation	(47)	(49)	(44)	11	10	10
Unrecognized prior service cost	6	7	8	—	—	—
Unrecognized net actuarial loss	132	118	105	19	22	13

Net amounts recognized in consolidated
balance sheets	$(71)	$(68)	$(49)	$(43)	$(37)	$(30)

Weighted-average assumptions as at December 31:
Discount rate	5.6%	5.9%	6.4%	5.8%	6.1%	6.8%
Assumed long-term rate of return on plan assets(1)	7.3%	7.3%	7.7%	—	—	—
Rate of increase in future compensation	3.2%	3.2%	3.1%	—	4.2%	3.7%
Long-term health care inflation(2)	—	—	—	5.0%	5.0%	5.0%

(1)
NOVA Chemicals establishes an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.
(2)
Ultimate trend rate, expected to be achieved between 2010 and 2012. The assumed health care cost trend rate used to measure the 2004 expected cost of benefits covered by the plan is 11% on average for the plans.

Some of NOVA Chemicals' pension plans have accumulated benefit obligations that exceed the fair value of assets. The accumulated benefit obligation and the fair value of assets for these plans were $306 million and $255 million, respectively, at December 31, 2004 ($549 million and $425 million, respectively, at December 31, 2003 and $426 million and $308 million, respectively, at December 31, 2002).

Defined Benefit Plan Assets

The Corporation's investment strategy for defined benefit plans is determined for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan, the size of the assets, and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Non-traditional assets such as real estate and venture capital may also be considered in certain situations. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers employing different management styles within an asset class.

In Europe, the Corporation has pension plans in several countries that vary considerably in membership, liability structure, pension arrangement, and asset size. Given these differences, the asset allocation can vary significantly not only from the North American plans, but also by country. In addition, some European plans are re-insured with investment strategy and asset allocation determined or heavily influenced by the re-insurer.

The Corporation's Canadian and U.S. plans are the most significant to the Corporation with 79% of total pension assets and 89% of total plan members in these plans. The asset allocation for these pension plans at the end of 2004, 2003, 2002 and the target allocation for 2005, by asset category follows. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

In 2005, NOVA Chemicals expects to fund its defined benefit plans by $52 million.

North American Plans

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2005	2004	2003	2002
ASSET CATEGORY	TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS
Equities	60%	60%	61%	57%
Fixed income	40%	40%	39%	43%
Real estate	—	—	—	—
Other	—	—	—	—

Total	100%	100%	100%	100%

Post-Retirement Benefits Other Than Pensions

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide service. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the accumulated post-retirement benefit obligation by an additional $4 million at December 31, 2004 for Canadian plans and $7 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $3 million and $6 million for Canadian and U.S. plans, respectively.

Defined Contribution Arrangements

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation's contribution to these plans in 2004 was $7 million (2003 — $6 million and 2002 — $6 million). In 2005, NOVA Chemicals expects to fund its defined contribution plans by approximately $7 million.

21.   ASSET RETIREMENT OBLIGATIONS

The Corporation's asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount is based on third-party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $23 million at December 31, 2004 will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants. In addition to the liability for active sites, the Corporation also has an asset retirement obligation liability for decommissioning and restoration costs associated with plant sites that have been divested or are no longer in use. The accrued liability associated with these sites is $4 million and is considered to be adequate at this time.

22.   CONTINGENCIES AND COMMITMENTS

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $516 million in total with annual amounts of $40 million in 2005, $40 million in 2006, $34 million in 2007, $33 million in 2008, $36 million in 2009, and $333 million thereafter. Rental expense under operating leases was $59 million in 2004 (2003 — $53 million and 2002 — $55 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $9,793 million in total with annual amounts of $3,223 million in 2005, $1,721 million in 2006, $1,275 million in 2007, $886 million in 2008, $657 million in 2009, and $2,031 million thereafter.

23.   SEGMENTED INFORMATION

The Corporation determines its reportable segments based on the structure of its operations, which are primarily focused in two principal business segments — Olefins/Polyolefins and Styrene/Polystyrene (Styrenics). These operations involve the production and marketing of ethylene and polyethylene resins, and styrene monomer and stryenic polymers, respectively.

Financial Information by Business Segment

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Revenue
Olefins and polyolefins	$3,230	$2,559	$1,930
Styrenics	2,324	1,579	1,305
Intersegment eliminations	(284)	(189)	(144)

	$5,270	$3,949	$3,091

Depreciation
Olefins and polyolefins	$181	$187	$166
Styrenics	116	111	100

	$297	$298	$266

Operating income (loss)
Olefins and polyolefins	$445	$98	$67
Styrenics	(71)	(147)	(118)
Corporate and other(1)	(110)	(26)	(20)

	$264	$(75)	$(71)

Net income (loss)
Olefins and polyolefins	$255	$18	$(5)
Styrenics	(69)	(127)	(102)
Equity investments	—	37	5
Corporate and other(1)	76	100	21

	$262	$28	$(81)

Plant, property, and equipment additions (net)
Olefins and polyolefins	$127	$74	$43
Styrenics	115	56	28

	$242	$130	$71

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Assets
Olefins and polyolefins	$2,510	$2,246	$1,923
Styrenics	2,018	1,767	1,643
Investment in Methanex	—	—	399
Corporate and other(2)	519	400	189

	$5,047	$4,413	$4,154

(1)
Corporate and other operating income includes the mark-to-market changes for stock-based compensation liabilities, profit sharing and restructuring. Net income from corporate and other also includes other gains and losses.
(2)
Amounts include all cash and cash equivalents.

Financial Information by Geographic Area

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Revenue(1)
Canada	$1,706	$1,414	$1,081
United States	2,390	1,789	1,410
Europe and other	1,174	746	600

	$5,270	$3,949	$3,091

Export sales from Canadian operations
United States	$1,393	$1,054	$748
Europe and other	248	148	113

	$1,641	$1,202	$861

Operating income (loss)
Canada	$386	$4	$11
United States	(94)	(66)	(85)
Europe and other	(28)	(13)	3

	$264	$(75)	$(71)

Equity in earnings of affiliates
Canada	$—	$39	$5

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Assets(2)
Canada	$2,943	$2,600	$2,055
United States	1,303	1,113	1,090
Europe and other	773	673	583
Investments	28	27	426

	$5,047	$4,413	$4,154

(1)
Based on location of customer.
(2)
Based on location of the operating facility.

24.   FINANCIAL INSTRUMENTS

Financial Instrument Fair Values

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the balance sheets for cash and cash equivalents, accounts receivable, bank loans, and accounts payable approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS)	CARRYING AMOUNT			ESTIMATED FAIR VALUE(1)
	2004	2003	2002	2004	2003	2002
Long-term debt(2)	$1,516	$1,101	$1,212	$1,607	$1,163	$1,134

(1)
The fair value of long-term debt is based on quoted market prices, where available. If market prices are not available, fair values are estimated using discounted cash flow analysis, based on NOVA Chemicals' current incremental borrowing rates for similar borrowing arrangements.
(2)
Includes debt installments due within one year.

Foreign Exchange Risk Management

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, a portion of the Corporation's expenditures are incurred in Canadian dollars and euros. Prior to April 2003, NOVA Chemicals managed its exposure to fluctuations in the Canadian/U.S. dollar exchange rate by using forward exchange contracts. At December 31, 2004, NOVA Chemicals had no foreign currency forward exchange contracts nor any plans to enter into any such contracts.

Commodity Price Risk Management

NOVA Chemicals uses commodity based derivatives to hedge a portion of its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

At December 31, 2004, 2003 and 2002, the notional volume and estimated fair value of outstanding derivative contracts for natural gas are as follows:

DECEMBER 31		2004		2003		2002
Pricing swaps
Notional volume	GJ millions	—		—		3.2
Weighted-average price per GJ	Cdn.	$—		$—		$5.92	(2)
Estimated fair value(1)	U.S. millions	$—		$—		$(2)
Mark-to-market	U.S. millions	$—		$—		$—
Term to maturity	Months	—		—		1-10

Basis swaps
Notional volume	mcf millions	12.6		76.0		113.0
Weighted-average basis differential per mcf	U.S.	$0.61	(3)	$0.52	(3)	$0.47	(3)
Estimated fair value(4)	U.S. millions	$(3)	(4)	$(18)	(4)	$(10)
Mark-to-market	U.S. millions	$—		$—		$—
Term to maturity	Months	1-3		1-15		1-34

Options
Notional volume — calls	mcf millions	1.1		3.6		1.1
Notional volume — puts	mcf millions	8.6		33.5		68.1
Weighted-average price per mcf — calls	U.S.	$5.05		$6.27		$4.10
Weighted-average price per mcf — puts	U.S.	$2.50	(5)	$2.42	(5)	$2.32	(5)
Estimated fair value(1)	U.S. millions	$1		$1		$(1)
Mark-to-market(6)	U.S. millions	$—		$—		$—
Term to maturity	Months	1-3		1-15		1-34

(1)
Unrealized before tax gain (loss).
(2)
The Corporation pays floating prices and receives a fixed price from the counterparty.
(3)
The Corporation will pay or receive the difference between the NYMEX market price and the U.S. export market price, plus a fixed differential established in the contract.
(4)
The Corporation has crystallized the losses on all of the basis swaps by placing offsetting positions. These crystallized losses will be recognized in income at their originally intended maturity dates.
(5)
The Corporation will pay the difference between the NYMEX market price and the contract price (if contract is higher than market).
(6)
Recognized before-tax gain (loss), equal to unrealized gain or loss less deferred transitional gain (loss).

At December 31, 2004, 2003 and 2002, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock are as follows:

DECEMBER 31		2004	2003	2002
Notional volume	bbls millions	4.0	6.4	13.8
Weighted-average price per bbl(1)	U.S.	$42.67	$29.96	$29.84
Estimated fair value(2)	U.S. millions	$12	$9	$8
Mark-to-market(3)	U.S. millions	$9	$—	$—
Term to maturity	Months	1-24	1-36	1-48

(1)
Crude oil swaps and options.
(2)
Unrealized gain.
(3)
Recognized before-tax gain, equal to unrealized gain less deferred transitional gain.

At December 31, 2004, 2003 and 2002, the notional volume and estimated fair value of outstanding derivative contracts for benzene are as follows:

DECEMBER 31		2004	2003	2002
Notional volume	gls millions	0.2	—	—
Weighted-average price per gl(1)	U.S.	$3.05	$—	$—
Estimated fair value(2)	U.S. millions	$(2)	$—	$—
Mark-to-market(2)	U.S. millions	$(2)	$—	$—
Term to maturity	Months	1-3	—	—

(1)
Benzene swaps and options.
(2)
Unrealized loss.

In addition to the crystallized and outstanding positions described in the tables above, the Corporation has liquidated certain natural gas and crude oil positions. Gains on these liquidated positions attributable to changes in value prior to January 1, 2004 were deferred and are being recognized in income at the original maturity dates. The unamortized portion of liquidated gains was $3 million at December 31, 2004.

The Corporation has recognized a net gain of $24 million from commodity risk management in earnings for the year ended December 31, 2004. This gain is the result of $16 million of realized net gains from settled, crystallized, and liquidated positions and $8 million of net mark-to-market gains on unrealized positions.

Interest Rate Risk Management

When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR based payments over the terms of the related debt. In 2004, the Corporation had floating-for-fixed interest rate swaps outstanding on $300 million (2003 — $550 million and 2002 — $nil million) of medium-term notes. These positions had an estimated fair-market value of $(2) million at December 31, 2004 ($4 million at December 31, 2003 and $nil million for 2002).

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income as a reduction of interest expense over the terms of the related debt instruments, which mature in 2005, 2006 and 2009.

Credit Risk Management

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate any counterparties that it currently transacts with will fail to meet their obligations. At December 31, 2004, 2003 and 2002, NOVA Chemicals' credit exposure was $nil million for foreign currency instruments, $nil million (2003 — $4 million and 2002 — $nil million) for interest rate instruments, and $11 million (2003 — $3 million and 2002 — $4 million) for commodity-based instruments.

Concentration of credit risk relates primarily to the Corporation's receivables, as certain customer groups are located in the same geographic area and operate in the same industry. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures.

25.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Reconciliation to Accounting Principles Generally Accepted in the United States

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from GAAP used in the United States. The effect of these differences on the Corporation's consolidated net income (loss) and balance sheet are as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Net income (loss) in accordance with Canadian GAAP	$262	$28	$(81)
Add (deduct) adjustments for:
Start-up costs(1)	5	4	3
Foreign exchange derivative instruments and hedging activity(2)	—	3	15
Other derivative instruments and hedging activity(2)	—	(7)	5
Inventory costing(3)	4	(1)	1
Preferred securities distributions(4)	(4)	(23)	(23)
Equity in earnings of affiliate(5)	—	(1)	(4)
Change in accounting policy(6)	(7)	5	—
Other gains(7)	—	42	—
Other	—	1	1

Net income (loss) in accordance with U.S. GAAP	$260	$51	$(83)

Earnings (loss) per share using U.S. GAAP
— Basic	$3.00	$0.52	$(1.05)
— Diluted	$2.73	$0.51	$(1.05)

Comprehensive income (loss) (net of tax)(8)
Net income (loss) in accordance with U.S. GAAP	$260	$51	$(83)
Cumulative translation adjustment(9)	121	395	70
Less: reclassification of amounts included in net income (loss)	—	(54)	—
Unrealized gain (loss) on cash flow hedging instruments (less tax of $nil, $(2), and $(15))(2)	—	4	26
Equity in comprehensive income (loss) of affiliate (less tax of $nil, $nil and $(1))(5)	—	(3)	7
Minimum pension liability adjustments (less tax of $nil and $2, and $(1))(10)	1	(3)	(1)

Comprehensive income in accordance with U.S. GAAP	$382	$390	$19

Accumulated other comprehensive income (loss)(8)
Cumulative translation adjustment(9)	$332	$211	$(130)
Unrealized loss on cash flow hedging instruments(2)	—	—	(4)
Equity in comprehensive income (loss) of affiliate(5)	—	—	3
Minimum pension liability(10)	(3)	(4)	(1)

Accumulated other comprehensive income (loss)	$329	$207	$(132)

DECEMBER 31 (MILLIONS OF DOLLARS)	2004	2003	2002
Balance sheet items in accordance with U.S. GAAP
Current assets(2),(3)	$1,482	$959	$626
Investment and other assets(1),(2),(5),(10)	139	157	492
Plant, property, and equipment (net)(1),(6)	3,429	3,311	3,007
Current liabilities(2)	(893)	(585)	(577)
Long-term debt:
Preferred securities(4)	—	(383)	(383)
Other long-term debt(2)	(1,427)	(1,122)	(1,234)
Deferred credits(2),(3),(10)	(1,030)	(829)	(790)
Retractable preferred shares	(198)	(198)	(198)

Common shareholders' equity	$1,502	$1,310	$943

(1)
Start-up Costs.    Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation's start-up costs.
(2)
Derivative Instruments and Hedging Activities.    Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income. Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

  The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity based and other derivative instruments used by the Corporation. For information regarding the Corporation's use of derivatives and hedging activities under Canadian GAAP, see Note 24.

(3)
Inventory Costing.    Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.
(4)
Compound Financial Instruments.    Canadian GAAP requires the classification and recording of a financial instrument, or its component parts, as a liability or equity in accordance with the substance of the contractual arrangements governing the instrument. U.S. GAAP requires that no portion of the proceeds from issuance of convertible debt securities be attributed to the conversion feature and classified as equity. Accordingly, the Corporation's preferred securities discussed in Note 11 are accounted for as debt under U.S. GAAP and the related distributions as interest expense.
(5)
Equity in Earnings of Affiliates.    NOVA Chemicals' share of adjustments to financial information and results of operations of equity investments to comply with U.S. accounting principles.
(6)
Change in Accounting Policy.    On January 1, 2004, NOVA Chemicals adopted the fair-value method of accounting for equity-settled stock-based compensation, as more fully described in Note 2.

  On January 1, 2003, the Corporation adopted SFAS No. 143, Accounting for Asset Retirement Obligations. This standard and the CICA standard, also adopted on January 1, 2003, and discussed in Notes 2 and 21, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP, it is reflected as a charge or credit to reinvested earnings.

(7)
Other Gains.    Difference in gain on disposition of investment in Methanex resulting from different cost basis under U.S. GAAP.
(8)
Comprehensive Income.    U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income. This statement is not required under Canadian GAAP.
(9)
Cumulative Translation Adjustment.    Unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.
(10)
Minimum Pension Liability. SFAS No. 87, Employer's Accounting for Pensions, requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects. At December 31, 2004, an AML and an intangible asset, in the amount of $4 million and $1 million, respectively, have been recognized, resulting in a charge of $3 million (net of tax) to other accumulated comprehensive income (loss).

Other Disclosures

Stock-Based Compensation. SFAS No. 123 Accounting for Stock-Based Compensation, defines a fair-value based method of accounting for employee stock options and encourages the use of this method to account for stock compensation plans. NOVA Chemicals adopted the fair-value method of accounting for stock-based compensation on January 1, 2004.

The following table outlines the impact on the Corporation's U.S. GAAP results of prior years, had compensation expense for the stock option plan been determined based on the fair-value method as prescribed under SFAS No. 123:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2003	2002
Net income (loss) in accordance with U.S. GAAP
As reported	$51	$(83)
Pro forma	$44	$(94)
Earnings (loss) per share — basic
As reported	$0.52	$(1.05)
Pro forma	$0.44	$(1.18)
Earnings (loss) per share — diluted
As reported	$0.51	$(1.05)
Pro forma	$0.44	$(1.18)

U.S. Accounting Developments

FASB Statement No. 150, Accounting for Certain Financial Instruments with the Characteristics of both Liabilities and Equity, issued in May 2003, requires the classification of certain financial instruments, previously classified as equity, as liabilities. While Statement No. 150 has not had an impact on the current classification of the Corporation's financial instruments, the FASB intends to continue deliberations on this topic. Future recommendations by the FASB may have an impact on the Corporation's financial position and are not determinable at this time.

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EXHIBIT 99.1
CONSOLIDATED SIX-YEAR REVIEW
MANAGEMENT'S REPORT
INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND REINVESTED EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS